EXHIBIT (a)(14)

                                 [Celanese logo]


                                   Celanese AG

                                Kronberg / Taunus

                             Notice of Availability

Availability of Amendments to the Reasoned Opinions of the Management Board and the Supervisory Board and to the Solicitation/Recommendation Statement on
   Schedule 14D-9 pursuant to U.S. securities laws with regard to BCP Crystal Acquisition GmbH & Co. KG's Voluntary Public Takeover Offer (Cash Offer) to the
                          Shareholders of Celanese AG
            - WKN 5475300 / ISIN DE 0005753008 / CUSIP D 1497A101 -


On February 2, 2004, BCP Crystal Acquisition GmbH & Co. KG (the "Bidder") published the offer document pertaining to the voluntary public takeover-offer for all outstanding registered ordinary shares with no par value of Celanese AG, Kronberg im Taunus (the "Offer"). The acceptance period ends on March 15, 2004 at 24 hours CET/6 p.m. NYC-time (unless the acceptance period is extended). The offer price is EUR 32,50 cash, without interest, per registered ordinary share of Celanese AG.

The Management Board and the Supervisory Board of Celanese AG on February 10, 2004 published separate reasoned opinions with regard to the Offer, in which they have recommended the acceptance of the Offer to the shareholders (the "Reasoned Opinions"). In addition, Celanese AG on February 10, 2004 published the solicitation / recommendation statement on Schedule 14D-9 pursuant to U.S. securities laws which is principally based on the Management Board's and the Supervisory Board's Reasoned Opinions (see Notice of Availability in the Borsen-Zeitung dated February 10, 2004).

The Offer is governed and executed in accordance with German law, in particular the Securities Acquisition and Takeover Act, and in compliance with the U.S. securities laws, including the tender offer rules promulgated under the U.S. Securities Exchange Act of 1934, as amended.

In accordance with the applicable U.S. securities laws, the U.S. Securities and Exchange Commission (the "SEC") reviewed the Company's solicitation/recommendation statement on Schedule 14D-9 after its publication and issued comments asking for certain clarifications and additional information. In response to the SEC's comments, amendments must be made to the Management Board's and Supervisory Board's Reasoned Opinions and to the Company's solicitation/recommendation statement on Schedule 14D-9.

The amendments to the Management Board's and Supervisory Board's Reasoned Opinions will be made available free of charge at Celanese AG, Frankfurter Strasse 111, D-61476 Kronberg im Taunus as of March 3, 2004 (Telephone +49
69 305 16 000). The amendments are also available on the internet at Celanese AG's web site http://www.celanese.com.

The amendments to the solicitation/recommendation statement on Schedule 14D-9 may be obtained free of charge at the SEC's web site http://www.sec.gov. Copies of the amendments to the solicitation/recommendation statement on Schedule 14D-9 may also be obtained for free from Celanese AG at +49 69 305 16 000 (in Germany) and +1-908-522-7784 (in the U.S.A.). In addition, the amendments to the solicitation/recommendation statement on Schedule 14D-9 are available on the internet at Celanese AG's web site http://www.celanese.com.

Kronberg im Taunus, March 4, 2004

Celanese AG

The Management Board                                       The Supervisory Board